Exhibit 99.1



Alcon Launches New AcrySof® ReSTOR® Intraocular Lens for Presbyopia Outside the U.S.

HUENENBERG, Switzerland – September 15, 2008 – Alcon, Inc. (NYSE: ACL), the world's leader in eye care and intraocular lenses (IOLs), announced the commercial launch outside the U.S. of the new +3.0 Add Power AcrySof® ReSTOR® Aspheric IOL during the 2008 European Society of Cataract and Refractive Surgeons (ESCRS) annual meeting in Berlin, Germany. This lens is another technology advancement to the proven AcrySof® ReSTOR® Aspheric platform which has been the number one choice for correcting presbyopia in cataract patients since it was introduced last year.

"While this lens maintains the original optical design of the +4.0 Add Power AcrySof® ReSTOR® Aspheric IOL, the new add power gives me flexibility to tailor my surgery to my patients' vision needs and lifestyle. My clinical experience is that this new lens allows many of my patients to read at a more comfortable distance and also improves their intermediate vision, without affecting visual disturbances or image contrast," said José F. Alfonso, MD, PhD, Head of the Refractive Surgery Department at the Instituto Oftalmológico Fernández-Vega, in Oviedo, Spain.

Clinical trial results demonstrated that the +3.0 Add Power AcrySof® ReSTOR® Aspheric IOL optimally manages light energy delivered to the retina regardless of the lighting situation to provide patients with high resolution image quality and minimal visual disturbances. At the three-month follow-up exam, 95 percent of patients had combined distance corrected visual acuities (near, intermediate and distance) of 20/40 or better. The clinical studies also showed a high rate of patient satisfaction with 96 percent of patients stating that they would have this lens implanted again.

"Advanced technology IOLs that correct for presbyopia or astigmatism are the fastest growing segment in the IOL market. The addition of the +3.0 Add Power AcrySof® ReSTOR® Aspheric IOL provides surgeons with an additional IOL option to meet the clinical needs of their patients and further enhances our leadership position in this category," said Kevin Buehler, senior vice president, global markets and chief marketing officer.

Alcon completed its CE Mark of the +3.0 Add Power AcrySof® ReSTOR® Aspheric IOL during the third quarter of 2007 and is now available in most major markets outside the United States. The company filed a Pre-Market Application for the lens in June of 2008 with the U.S. Food and Drug Administration (FDA) where it is currently under review.

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About AcrySof® Intraocular Lenses
Alcon's AcrySof® intraocular lenses are the most frequently implanted lenses in the world, with more than 35 million implants since their introduction in the early 1990s. Alcon's AcrySof® IOLs offer cataract patients a variety of benefits that give cataract patients a full range of quality vision. The AcrySof® IQ, AcrySof® Toric and AcrySof® ReSTOR® Aspheric IOLs are part of Alcon's AcrySof® product portfolio. Since the introduction of the Acrysof ReSTOR platform, Alcon has accounted for more than half of all presbyopia correcting lenses implanted.

About Cataract Surgery
A cataract is a "clouding" of the eye's natural lens, which results in blurred or defocused vision. IOLs are implanted during cataract surgery to replace the patient's natural lens that has been removed during surgery. Cataracts cannot be prevented and are the leading cause of treatable blindness worldwide.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

Caution Concerning Forward-Looking Statements. *This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Doug MacHatton
Vice President
Investor Relations and Strategic Communications
800-400-8599

www.alcon.com